Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement Nos. 333-157386 and 333-157386-01

NOTES ï DEPOSITS ï CERTIFICATES

Variable Interest Rate Principal Protected Notes	Variable Interest Rate Principal Protected Notes Linked to the Consumer Price Index Due 2014

CITIGROUP FUNDING INC.
Any Payments Due from Citigroup Funding Inc.
Fully and Unconditionally Guaranteed by Citigroup Inc.
Medium-Term Notes, Series D

OFFERING SUMMARY
(Related to the Pricing Supplement No. 2009-MTNDD396 Subject to Completion, Dated May 26, 2009)

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus supplement and related prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and the related prospectus in that registration statement (File No. 333-157386) and the other documents Citigroup Funding and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Funding, Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus by calling toll-free 1-877-858-5407.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

May 26, 2009

            2  ï  Principal Protected Notes

Variable Interest Rate
Principal Protected Notes

Linked to the Consumer Price Index Due 2014

This offering summary contains a summary of the terms and conditions of the Variable Interest Rate Principal Protected Notes. We encourage you to read the pricing supplement and accompanying prospectus supplement and prospectus related to this offering for important additional information. Capitalized terms used in this summary are defined in the section “Preliminary Terms” below.

Overview of the Notes

The Variable Interest Rate Principal Protected Notes Linked to the Consumer Price Index (the “Notes”) are investments linked to the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers (the “Consumer Price Index” or “CPI”), offered by Citigroup Funding Inc. and have a maturity of approximately five years. The Notes are 100% principal protected if held to maturity, subject to the credit risk of Citigroup Inc., and pay monthly Interest Payments. From the Issue Date to June   , 2010 only, the Interest Rate on the Notes will be approximately 4.00% to 5.00% per annum (to be determined on the Pricing Date). Thereafter, the Interest Rate on the Notes will vary but will be at least approximately 3.00% to 3.50% per annum (to be determined on the Pricing Date). The Interest Rate for each monthly Interest Period from and after June   , 2010 will depend on the year-over-year percentage change in the CPI from its level fifteen calendar months prior to the relevant Payment Month to its level three calendar months prior to the relevant Payment Month. For example the Interest Rate applicable for the July 2009 Payment Month will depend on the percentage change in the CPI from its level in April 2008 to its level in April 2009. Approximately 3.00% to 3.50% (to be determined on the Pricing Date) will be added to the percentage change in the year-over-year CPI level to determine the Interest Rate for each monthly Interest Period from June   , 2010 through the Maturity Date.

At maturity you will receive an amount in cash equal to $1,000 plus accrued and unpaid interest.

This investment allows investors to participate in the growth potential of the level of the CPI without substantial risk to their initial investment. Because the

Notes are principal protected if held to maturity, subject to the credit risk of Citigroup Inc., the payment you receive at maturity will not be less than the amount of your initial investment in the Notes, even though the interest payable to you after June   , 2010 is dependent on the level of the CPI.

Some key characteristics of the Notes include:

■	Principal Protection. Your initial investment is 100% principal protected, subject to the credit risk of Citigroup Inc., only if you hold your Notes to maturity. Notes sold in the secondary market prior to maturity are not principal protected. If you hold your Notes to maturity, you will receive an amount in cash equal to $1,000 plus accrued and unpaid interest.

■	Periodic Income. Interest is payable on the of each month (each a “Interest Payment Date”). From the Issue Date to June , 2010 only, the Interest Rate on the Notes will be $3.33 to $4.17 (approximately 4.00% to 5.00% per annum) (to be determined on the Pricing Date). Thereafter, the Interest Rate on the Notes will vary but will be at least $2.50 to $2.92 (approximately 3.00% to 3.50% per annum)(to be determined on the Pricing Date).

The total return on the Notes may be lower than that of a conventional fixed-rate debt security of Citigroup Funding of comparable maturity and can be as little as     % for the approximately five year term of the Notes (on a simple-interest basis).

The Notes are not deposits or savings accounts, are not insured by the Federal Deposit Insurance Corporation (“FDIC”) or by any other governmental agency or

Principal Protected Notes  ï  3

instrumentality, and are not guaranteed by the FDIC under the Temporary Liquidity Guarantee Program.

An investment in the Notes involves significant risks. You should refer to “Key Risk Factors” below and

“Risk Factors Relating to the Notes” in the pricing supplement related to this offering for a description of the risks.

Types of Investors

These Notes may be an appropriate investment for investors who require regular fixed income payments since the Notes pay a monthly interest payment on the           of each month. From the Issue Date to June   , 2010 only, the Interest Rate on the Notes will be approximately 4.00% to 5.00% per annum (to be determined on the Pricing Date). Thereafter, the Interest Rate on the Notes will vary but will be at least approximately 3.00% to 3.50% per annum (to be determined on the Pricing Date). These Notes may also be an appropriate investment for the following types of investors:

■	Investors looking for exposure to Consumer Pricing Index investments on a principal-protected basis;

■	Investors who expect the level of the CPI to increase over the term of the Notes;

■	Investors who seek to add an inflation measuring index-linked investment to their portfolio for diversification purposes.

The Notes are a series of unsecured senior debt securities issued by Citigroup Funding. Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. The Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and, as a result of the guarantee, any payments due under the Notes, including payment of principal, will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc.

Commissions and Fees

Citigroup Global Markets Inc., an affiliate of Citigroup Funding and the underwriter of the sale of the Notes, will receive an underwriting fee of $32.50 for each $1,000.00 Note sold in this offering. Certain dealers, including Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd., and Citigroup Global Markets Asia Limited, broker-dealers affiliated with Citigroup Global Markets, will receive from Citigroup Global Markets not more than $30.00 from this underwriting fee for each Note they sell, and certain arranging dealers will receive from Citigroup Global Markets a fee of not more than $5.00 for each note they arrange to be sold. Citigroup Global Markets will pay the Financial Advisors employed by Citigroup Global Markets and Morgan Stanley Smith Barney LLC, an affiliate of Citigroup Global Markets, a fixed sales commission of $30.00 for each Note they sell. Additionally, it is possible that Citigroup Global Markets and its affiliates may profit from expected hedging activity related to this offering, even if the value of the Note declines. You should refer to “Key Risk Factors” below and “Risk Factors Relating to the Notes” and “Plan of Distribution” in the pricing supplement related to this offering for more information.

            4  ï  Principal Protected Notes

Preliminary Terms

Security:	Variable Interest Rate Principal Protected Notes Linked to the Consumer Price Index Due 2014.

Issuer:	Citigroup Funding Inc.

Guarantee:	Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company.

Rating of the Issuer’s Obligations:
As of May 26, 2009, A3/A (Moody’s/S&P) based upon the Citigroup Inc. guarantee of payments due on the Notes and subject to change. Current ratings of the Issuer’s senior debt obligations can be found on the website of Citigroup Inc. under “Citi Credit Ratings” on the Investor page.

Principal Protection:	100% if held on the Maturity Date, subject to the credit risk of Citigroup Inc.

Pricing Date:	June , 2009.

Issue Date:	Approximately three Business Days after the Pricing Date.

Business Day:
A Business Day means any day that is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in the City of New York are authorized or obligated by law or executive order to close.

Maturity Date:	Approximately five years after the Issue Date.

Issue Price:	$1,000 per Note.

Interest Rate:
■ From the Issue Date to June   , 2010 only, approximately 4.00% to 5.00% per annum (to be determined on the Pricing Date), and interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

■ For each monthly Interest Period from and after June   , 2010, the sum of (a) approximately 3.00% to 3.50% (to be determined on the Pricing Date) and (b) the greater of (i) zero and (ii) the Inflation Rate. The Interest Rate will be computed on the basis of a 360-day year of twelve 30-day months or, in the case of an incomplete month, the number of days elapsed.

Interest Period:	An Interest Period means each monthly period from and including the Issue Date or an Interest Payment Date to and including the day immediately preceding the next Interest Payment Date.

Interest Payment Date:	The of each month, commencing July , 2009.

Payment Month:	A Payment Month means each calendar month that includes an Interest Payment Date.

Underlying Index:	The non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers.

Maturity Payment:	For each $1,000 Note, $1,000 plus accrued and unpaid interest.

Inflation Rate:	The Inflation Rate for each monthly Interest Period will equal the percentage change in the level of the CPI from Starting Index Level to the Ending Index Level, expressed as a percentage:
Ending Index Value — Starting Index Value Starting Index Value

Starting Index Level:
The CPI level corresponding to the calendar month that is 15 months prior to the Determination Date, as reported by Bloomberg on Page “<CPURNSA Index>,” or any substitute page, on the Determination Date.

Ending Index Level:
The CPI level corresponding to the calendar month that is 3 months prior to the Determination Date, as reported by Bloomberg on Page “<CPURNSA Index>,” or any substitute page, on the Determination Date.

Determination Date:	Three Business Days before each Interest Payment Date.

Listing:	The Notes will not be listed on any exchange.

Underwriting Discount:	3.25% (including the 3.00% Sales Commission defined below).

Sales Commission Earned:	$30.00 per Note for each Note sold by a Citigroup Global Markets or Morgan Stanley Smith Barney LLC Financial Advisor.

Sales Concession Granted and Arranger Fee Earned:
Not to exceed $30.00 (to be determined on the Pricing Date) per Note for each Note sold by a dealer, including Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd. and Citigroup Global Markets Asia Limited, broker-dealers affiliated with Citigroup Global Markets. Not to exceed $5.00 (to be determined on the Pricing Date) per Note to certain dealers for arranging sales of Notes through other dealers.

Calculation Agent:	Citigroup Financial Products Inc.

CUSIP:

Principal Protected Notes  ï  5

Benefits of the Notes

■	Periodic Income. From the Issue Date to June , 2010 only, the Notes will provide investors with fixed interest payments of approximately $3.33 to $4.17 per month (approximately 4.00% to 5.00% per annum of $1,000 principal amount per Note) (to be determined on the Pricing Date) In each Interest Period from and after June , 2010, the Interest Rate on the Notes will vary depending on the CPI with a minimum interest payment of $2.50 to $2.92 per month (approximately 3.00% to 3.50% per annum of $1,000 principal amount per Note).

■	Principal Preservation. If you hold your Notes to maturity, at maturity you will receive your initial investment in the Notes, subject to the credit risk of Citigroup Inc., regardless of the performance of the CPI.

■	Diversification Potential. The Notes are linked to the CPI and may allow you to diversify an existing portfolio mix of deposits, stocks, bonds, mutual funds and cash.

Key Risk Factors

■	The Interest Payable After June , 2010 Will Vary and May Be as Little as Approximately 3.00% to 3.50% per Annum (to be Determined on the Pricing Date). The Interest Rate for all monthly Interest Periods from and after June , 2010 is a variable rate dependent on the year-over-year percentage change in the level of the CPI. The Interest Rate in any monthly Interest Period from and after June , 2010 will decrease if any prior year-over-year increase in the CPI is reduced. In any month where the year-over-year percentage change in the level of the CPI is negative or zero, the Interest Rate will be limited to approximately 3.00% to 3.50% per annum (to be determined on the Pricing Date). If this is true in every Interest Period from and after June , 2010, the Interest Rate paid on the Notes in each relevant Interest Period will be limited to approximately $2.50 to $2.92 (approximately 3.00% to 3.50% per annum)(to be determined on the Pricing Date).

■	No Principal Protection Unless You Hold the Notes to Maturity. You will be entitled to receive at least the full principal amount of your Notes, subject to the credit risk of Citigroup Inc., only if you hold the Notes to maturity. The market value of the Notes may fluctuate, and if you sell your Notes in the secondary market prior to maturity, you may receive less than your initial investment.

■	Potential for a Lower Comparable Yield. The Interest Rate, from the Issue Date to June , 2010 will equal approximately 4.00% to 5.00% per annum (to be determined on the Pricing Date). After the first year, the Interest Rate will depend on the CPI, with a minimum Interest Rate of approximately 3.00% to 3.50% (to be determined on the Pricing Date). As a result, if the average of the Inflation Rates for each relevant Interest Period is less than %, the effective yield on your Notes will be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Funding of comparable maturity.

■	Exchange Listing and Secondary Market. The Notes will not be listed on any exchange. There is currently no secondary market for the Notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the Notes. Although Citigroup Global Markets Inc. intends to make a secondary market in the Notes, it is not obligated to do so.

■	The Resale Value of the Notes May Be Lower Than Your Initial Investment. Due to, among other things, changes in the monthly CPI level or the method of computation of the CPI, interest rates and Citigroup Funding and Citigroup Inc.’s perceived creditworthiness, the Notes may trade at prices below their initial issue price. You could receive substantially less than the amount of your investment if you sell your Notes prior to maturity.

■	Tax Treatment of the Notes. Because the Notes are contingent payment debt obligations of Citigroup Funding, you will be required to include original issue discount (“OID”) for U.S. federal income tax purposes in gross income on a constant yield basis over the term of the Notes, regardless of whether you receive more, less or no payments on the Notes in tax years prior to maturity.

■	Fees and Conflicts. Citigroup Financial Products Inc. and its affiliates involved in this offering are expected to receive compensation for activities and services provided in connection with the Notes. Further, Citigroup Funding expects to hedge its obligations

            6  ï  Principal Protected Notes

under the Notes through the trading in instruments, such as options, swaps or futures, based on the CPI or the commodities, products or services included in the CPI market basket, by one or more of its affiliates and may receive a profit from these activities, even if the value of the Notes declines. Each of Citigroup Funding’s or its affiliates’ hedging activities and Citigroup Financial Products’ role as the Calculation

Agent for the Notes may result in a conflict of interest.

■	Citigroup Inc. Credit Risk. The Notes are subject to the credit risk of Citigroup Inc., Citigroup Funding’s parent company and the guarantor of any payments due on the Notes.

Description of the Consumer Price Index

Unless otherwise stated, all information on the CPI provided in this offering summary is derived from the U.S. Bureau of Labor Statistics (“BLS”) or other publicly available sources. The CPI is published monthly by BLS and is a measure of the average change in consumer prices over time in a fixed market basket of goods and services. This market basket includes food, clothing, shelter, fuels, transportation and charges for doctors’ and dentists’ services and drugs. In calculating the CPI, price changes for the various items are averaged together with weights that represent their importance in the spending of urban households in the United States. BLS periodically updates the contents of the market basket of goods and services, and the weights assigned to the various items, to take into account changes in consumer expenditure patterns. The CPI is expressed in relative terms in relation to a time base reference period for which the level is set at 100. For example, if the CPI for the 1982-to-1984 base reference period is 100, an increase of 1% from that period would be shown as 101, and a decrease of 1% from that period would be shown as 99. The CPI level for a particular month is released and published during the following month by BLS and is reported by Bloomberg on Page “<CPURNSA Index>,” and by other news services.

The Notes represent obligations of Citigroup Funding only. The notes have not been passed on by BLS. The notes are not sponsored, endorsed, sold or promoted by BLS and BLS makes no warranties and bears no liability with respect to the notes.

Historical Data on the Consumer Price Index

The following table sets forth the CPI levels in the period from January 2004 through April 2009, as reported by Bloomberg. The historical data on the CPI are not indicative of the future performance of the CPI or what the value of the Notes may be. Any historical upward or downward trend in the CPI during any period set forth below is not any indication that the CPI is more or less likely to increase or decrease at any time over the term of the Notes.

	2004	2005	2006	2007	2008	2009
January	185.200	190.700	198.300	202.416	211.080	211.143
February	186.200	191.800	198.700	203.499	211.693	212.193
March	187.400	193.300	199.800	205.352	213.528	212.709
April	188.000	194.600	201.500	206.686	214.823	213.240
May	189.100	194.400	202.500	207.949	216.632
June	189.700	194.500	202.900	208.352	218.815
July	189.400	195.400	203.500	208.299	219.964
August	189.500	196.400	203.900	207.917	219.086
September	189.900	198.800	202.900	208.490	218.783
October	190.900	199.200	201.800	208.936	216.573
November	191.000	197.600	201.500	210.177	212.425
December	190.300	196.800	201.800	210.036	210.228

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The following graph shows the CPI levels in the period from January 2004 through April 2009, using historical data as reported by Bloomberg. Past movements of the CPI are not indicative of future levels of the CPI.

U.S. City Average All Items Consumer Price Index
for All Urban Consumers (Non-Seasonally Adjusted)

Additional information on the CPI, including its makeup, method of calculation and changes in its components, is included in the pricing supplement related to this offering under “Description of the Consumer Price Index.” All such disclosures in the pricing supplement and the information on the CPI provided in this offering summary are derived from publicly available information. None of Citigroup Funding, Citigroup Inc., or Citigroup Global Markets assumes any responsibility for the accuracy or completeness of such information.

Hypothetical Interest Rate Payment Examples1

The following table sets forth hypothetical historical per annum interest rates, for the period from January 2004 through July 2009, created using actual historical data on the CPI, as reported by Bloomberg. Each of the hypothetical historical per annum interest rates below assumes 3.25% is added to the Inflation Rate. The hypothetical historical per annum interest rates should not be taken as an indication of the future performance of the Interest Rate during the term of the Notes or what the value of the Notes may be. Any historical upward or downward trend in the hypothetical historical per annum interest rate during any period set forth below is not an indication that the Interest Rate is more or less likely to increase or decrease at any time over the term of the Notes.

1 To determine the hypothetical historical monthly interest rate based on such hypothetical historical per annum rate, you must divide the hypothetical historical per annum rate by approximately 12.

            8  ï  Principal Protected Notes

	2004	2005	2006	2007	2008	2009
January	5.291%	6.439%	7.598%	4.555%	6.786%	6.905%
February	5.015%	6.773%	6.705%	5.224%	7.556%	4.320%
March	5.129%	6.506%	6.666%	5.791%	7.331%	3.341%
April	5.176%	6.220%	7.235%	5.326%	7.530%	3.250%
May	4.943%	6.258%	6.847%	5.665%	7.277%	3.280%
June	4.987%	6.398%	6.613%	6.029%	7.231%	3.486%
July	5.535%	6.761%	6.796%	5.824%	7.187%	3.250%
August	6.302%	6.053%	7.417%	5.941%	7.426%
September	6.516%	5.780%	7.569%	5.937%	8.272%
October	6.241%	6.418%	7.395%	5.608%	8.850%
November	5.904%	6.891%	7.069%	5.220%	8.622%
December	5.788%	7.937%	5.312%	6.005%	8.187%

Certain U.S. Federal Income Tax Considerations

The following summarizes certain federal income tax considerations for initial U.S. investors that hold the Notes as capital assets.

All investors should refer to the preliminary pricing supplement related to this offering and the accompanying prospectus supplement and prospectus for additional information relating to U.S. federal income tax and should consult their tax advisors to determine the tax consequences particular to their situation.

Because the Notes are contingent payment debt obligations of Citigroup Funding, U.S. holders of the Notes will be required to include original issue discount (“OID”) for U.S. federal income tax purposes in gross income on a constant yield basis over the term of the Notes. This tax OID (computed at an assumed comparable yield of     % compounded monthly) will be includible in a U.S. holder’s gross income (as ordinary income) over the term of the Notes (regardless of whether holders receive more, less or no payments on the Notes in tax years prior to maturity), and generally will be reported to U.S. non-corporate holders on an IRS Form 1099. The assumed comparable yield is based on a rate at which Citigroup Funding would issue a similar debt obligation with no contingent payments. The amount of tax OID is based on an assumed amount representing all amounts payable on the Notes. This assumed amount is neither a prediction nor guarantee of the actual yield of, or payments to be made in respect of, the Notes. If, during any taxable year, you receive actual payments with respect to the Notes that in the aggregate are more than (or less than) the total amount of projected payments for that taxable year, you will have additional (or a reduced amount of) interest income for that year. Accordingly, in any taxable year, your taxable interest income in respect of the Notes may be more than, or less than, the cash that you receive. If a U.S. holder disposes of the Notes, the U.S. holder will be required to treat any gain recognized upon the disposition of the Notes as ordinary income (rather than capital gain).

In the case of a holder of the Notes that is not a U.S. person, all payments made with respect to the Notes, if any, and any gain realized upon the sale or other disposition of the Notes should not be subject to U.S. income or withholding tax, provided that the holder complies with applicable certification requirements (including in general the furnishing of an IRS Form W-8 or substitute form), and such payments or gain are not effectively connected with a U.S. trade or business of such holder, and such gain is not realized by an individual that is present in the United States for 183 days or more in the taxable year of the sale or disposition.

Notes beneficially owned by a non-U.S. holder who at the time of death is neither a resident nor a citizen of the United States should not be subject to U.S. federal estate taxes.

You should refer to the preliminary pricing supplement related to this offering for additional information relating to U.S. federal income tax treatment and should consult your own tax advisors to determine tax consequences particular to your situation.

Principal Protected Notes  ï  9

ERISA and IRA Purchase Considerations

Employee benefit plans subject to ERISA, entities the assets of which are deemed to constitute the assets of such plans, governmental or other plans subject to laws substantially similar to ERISA and retirement accounts (including Keogh, SEP and SIMPLE plans, individual retirement accounts and individual retirement annuities) are permitted to purchase the Notes as long as either (A)(1) no Citigroup Global Markets, affiliate or employee is a fiduciary to such plan or retirement account that has or exercises any discretionary authority or control with respect to the assets of such plan or retirement account used to purchase the Notes or renders investment advice with respect to those assets and (2) such plan or retirement account is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by any such provisions or laws or is exempt from any such prohibition.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the Notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of Notes by the account, plan or annuity.

You should refer to the section “ERISA Matters” in the preliminary pricing supplement related to this offering for more information.

Additional Considerations

If the CPI is not published by Bloomberg on Page “<CPURNSA Index>,” or any successor page thereto, or if BLS discontinues production of the CPI or substantially alters the CPI, the Calculation Agent may determine any relevant CPI level in accordance with the procedures set forth in the preliminary pricing supplement related to this offering. You should refer to the section “Description of the Notes — Discontinuance of the Consumer Price Index” in the preliminary pricing supplement for more information.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform with the requirements set forth in Rule 2720 of the NASD Conduct Rules adopted by the Financial Industry Regulatory Authority.

Client accounts over which Citigroup Inc. or its subsidiaries have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly.

CitiFirst is the family name for Citi’s offering of financial investments including notes, deposits and certificates. Tailored to meet the needs of a broad range of investors, these investments fall into three categories, each with a defined level of principal protection.

Five symbols represent the assets underlying CitiFirst Investment products. When depicting a specific product, the relevant underlying asset will be shown as a symbol on the cube.

© 2009 Citigroup Global Markets Inc. All rights reserved. Citi and Citi and Arc Design are trademarks and service marks of Citigroup Inc. or its affiliates and are used and registered throughout the world.